UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

RED OAK CAPITAL FUND VI, LLC
(Exact name of issuer as specified in its charter)

Delaware	92-1160134
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110 Charlotte, North Carolina 28209
(Full mailing address of principal executive offices)

(616) 343-0697
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund VI, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund VI, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Fund VI, LLC, a Delaware limited liability company, was formed on June 10, 2021 to originate and acquire senior loans collateralized by commercial real estate in the U.S. Our business plan is to originate, acquire, and manage commercial real estate loans and other commercial real estate-related debt instruments. While the commercial real estate debt markets are complex and continually evolving, we believe they offer compelling opportunities when approached with the capabilities and expertise of Red Oak Capital GP, LLC, or our Manager, a wholly owned subsidiary of Red Oak Capital Holdings, LLC, or our Sponsor. Our Manager intends to actively participate in the servicing and operational oversight of our assets rather than subrogate those responsibilities to a third party.

Our investment objective is to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. Our investment strategy is to originate loans and invest in debt and related instruments supported by commercial real estate in the U.S. Through our Manager, we draw on our Sponsor’s and its affiliates’ established sourcing, underwriting and structuring capabilities in order to execute our investment strategy.

The Company does not intend to act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell, or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

2

On January 18, 2023 we filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or SEC, to offer up to $35,000,000 of our 8.00% Series A and 8.65% Series Ra Unsecured Bonds, and subsequently on January 20, 2023 we filed an offering statement on Form 1-A with the SEC to offer up to $40,000,000 of our Series A Preferred Units, pursuant to exemptions from registration under Tier II of Regulation A, each referred to herein collectively as the “Offerings.” Subsequently, the offering of our bonds was qualified on January 23, 2023, and our offering of preferred units was qualified on January 26, 2023, and we commenced offering the securities at that time. The Offering issued $28,677,000, $530,000, and $19,249,000 of the Series A Bonds, Series Ra Bonds, and Series A Preferred Units, respectively. Proceeds of the Offerings will be applied to invest in collateralized senior commercial mortgage notes, or property loans, and the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout the offering circular. We will experience a relative increase in liquidity as we receive additional proceeds from the Offerings and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our assets.

As of June 30, 2024, the Company held five senior secured loans, providing $40,200,000 of senior secured loans to various borrowers. The portfolio of loans possessed a weighted average interest rate of 9.32% and weighted average paid-in-kind (“PIK”) interest rate of 0.31% with maturities ranging from March 15, 2025 to May 31, 2026. Variable rate loans follow the 1-month tenor of term SOFR. The following tables outlines the major terms of each loan closed by the Company as lender and outstanding at June 30, 2024:

Borrower	Location	Maturity	Note Principal	Interest Rate
Hill Island CHP SPV LLC	Sacramento, CA	6/30/2025	$5,550,000	11.00%
Ocean Shores Property Owner, LLC	D’Iberville, MS	12/31/2025	$5,775,000	9.50%
DE Gateway Center Other Units, LLC	West Bloomfield, MI	12/31/2025	$13,425,000	10.00%
Panda High Plains Hemp Gin Real Estate, LLC	Wichita Falls, TX	3/31/2025	$9,750,000	10.08%^
McKinney Capital Hermosa Partners LLC	Avalon, CA	5/31/2026	$5,700,000	10.58%^

^Current rate based on 1-month SOFR

We are managed by our Manager, which is wholly owned by our Sponsor, a Charlotte, NC based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Period Ended June 30, 2024

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2024.

3

As of June 30, 2024, the Company held five senior secured loans, pursuant to which the Company, as the lender, provided $40,200,000 of senior secured loan principal to the borrower. See the table in the section above for additional details on the outstanding loan.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one half percent (0.5%) of the outstanding and unpaid principal at the time of each additional extension and a zero to one percent (0% - 1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to the Minimum Interest for the period equal to the Minimum Interest Months as defined in the loan agreements.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.2% of the$7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $325,000.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 2.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $325,000.

On March 14, 2024, the Company entered into a loan agreement with Panda High Plains Hemp Gin Real Estate, LLC, a Delaware limited liability company, to provide a $10.15 million senior secured mortgage loan. The loan holds a variable interest rate of 30-day SOFR rate plus 525 basis points, which equated to an all-in rate of 10.5% at time of closing. The loan matures on March 31, 2025, and can be extended for up to two consecutive 6-month periods. The underlying property is an industrial manufacturing plant located in Texas.

On May 17, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.8% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $450,000.

On June 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.6% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $350,000.

On June 11, 2024, the Company entered into a loan agreement with McKinney Capital Hermosa Partners LLC, a California limited liability company, to provide a $6.0 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 11.125% at time of closing. The loan matures on May 31, 2026, and can be extended for up to two consecutive 6-month periods. The underlying property is a hotel and multifamily apartments located in California.

On June 28, 2024, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with McKinney Capital Hermosa Partners LLC equal to approximately 5.0% of a $6.0 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $300,000.

For the period ended June 30, 2024, our total revenues from operations amounted to $1,995,388. Operating costs for the same period, including bond interest expense of $1,379,765and management fees of $241,432, amounted to $1,981,211. Net income for the period amounted to $14,177.

4

Results of Operations – For the Period Ended June 30, 2023

We operate on a calendar year. Set forth below is a discussion of our operating results for the period January 23, 2023 (commencement of operations) through June 30, 2023.

As of June 30, 2023, the Company held one senior secured loan, pursuant to which the Company, as the lender, provided $8,000,000 of senior secured loan principal to the borrower.

On June 30, 2023, the Company entered into a loan agreement with Hill Island CHP SPV LLC, a Delaware limited liability company, to provide an $8.0 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 11.0% and an initial maturity date of June 30, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a single-story office building located in Sacramento, CA.

For the period January 23, 2023 (commencement of operations) through June 30, 2023, our total revenues from operations amounted to $4,417. Operating costs for the same period, including organization fees of $551,040 and bond interest expense of $493,445, amounted to $1,183,253. Net loss for the period amounted to $1,178,836.

Liquidity and Capital Resources

As of June 30, 2024, we raised $28,677,000 of Series A Bonds, $530,000 of A R-Bonds, and $19,249,000 of Series A Preferred Units.  Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

As of June 30, 2024, the Company had cash on hand of $5,270,119 and bond service reserves of $0. Pursuant to the Indenture related to the Bonds, the bond service reserve required 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations. As of June 30, 2024, the cash balance held by the trustee is no longer deemed as restricted and can be released to the Company.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and any continuing debt service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity.

5

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

As of the period ended June 30, 2024, we have raised $28,677,000 of Series A Bonds, $530,000 of A R-Bonds, and $19,249,000 of Series A Preferred Units. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In the first half of 2024, the Company closed two senior secured commercial real estate loans with a combined principal of $15,850,000, net of participations with related parties. The company sold five participation interest to related parties with aggregate principal of $1,750,000 during the first half of the year, and that principal has been redeployed into new senior secured loans. Subsequent to June 30, 2024, the company closed three additional participations with aggregate principal of $1,512,500. We currently have a robust pipeline of origination opportunities and expect capital deployment to increase through December 31, 2024. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

As a result of macro events including inflation and geopolitical developments, uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of these events has been rapidly evolving and presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact these events may have on us at this time. As of the date of this report, the loans in the Company’s portfolio are performing. However, we may experience adverse effects in the performance of our loans in the future as a result of economic conditions which may materially alter our ability to pay our debt service obligations and fees.

Item 2. Other Information

None.

6

Item 3. Financial Statements.

RED OAK CAPITAL FUND VI, LLC

FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2024 AND DECEMBER 31, 2023

7

Red Oak Capital Fund VI, LLC
Contents

8

Red Oak Capital Fund VI, LLC
Balance Sheets
	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$5,270,119	$15,698,146
Restricted cash - bond service reserve	-	1,062,600
Interest receivable	318,358	109,780
Due from affiliates	33,512	-
Accounts receivable	370	-
Total current assets	5,622,359	16,870,526

Long-term assets:
Mortgage loans receivable, held for investment, net	39,732,442	25,843,923

Total assets	$45,354,801	$42,714,449

Liabilities and Members' Capital

Current liabilities:
Loan interest reserves	$1,738,706	$858,807
Loan construction reserves	785,850	629,074
Contributions received in advance	718,760	35,000
Prepaid bond interest	-	21,459
Bond interest payable	585,001	518,483
Distributions payable	385,050	471,300
Due to affiliates	110,453	-
Accounts payable	82,415	37,748
Management fees payable	-	68,620
Total current liabilities	4,406,235	2,640,491

Long-term liabilities:
Series A bonds payable, net	26,748,816	25,828,868
Series A R-bonds payable, net	517,966	419,924
Total long-term liabilities	27,266,782	26,248,792

Members' Capital:
Common Units	199	197
Preferred Series A Units	13,681,585	13,824,969
Total members' capital	13,681,784	13,825,166

Total liabilities and members' capital	$45,354,801	$42,714,449

9

Red Oak Capital Fund VI, LLC

Statements of Operations

(Unaudited)

	For the Six Months Ending June 30
	2024	2023

Revenue:
Mortgage interest income	$1,745,412	$2,444
Bank interest income	158,835	1,973
Paid-in-kind interest income	62,325	-
Dividend income	28,816	-
Total revenue	1,995,388	4,417

Expenses:
Interest expense	1,379,765	493,445
Management fees	241,432	62,767
Professional fees	204,734	76,001
Provision for loan losses	108,000	-
Organization fees	30,560	551,040
Loan service fees	16,720	-
Total expenses	1,981,211	1,183,253

Net income (loss)	$14,177	$(1,178,836)

10

Red Oak Capital Fund VI, LLC

Statements of Changes in Members' Capital

(Unaudited)

		Preferred
	Common Units	Series A Units	Total

Members' capital, January 1, 2023	$-	$-	$-

Capital contributions	-	9,621,000	9,621,000

Capital distributions	-	-	-

Syndication costs	-	(633,254)	(633,254)

Net income (loss)	-	(1,178,836)	(1,178,836)

Members' capital, June 30, 2023	$-	$7,808,910	$7,808,910

Members' capital, January 1, 2024	$197	$13,824,969	$13,825,166

Capital contributions	-	657,000	657,000

Capital distributions	-	(766,926)	(766,926)

Syndication costs	-	(47,633)	(47,633)

Net income (loss)	2	14,175	14,177

Members' capital, June 30, 2024	$199	$13,681,585	$13,681,784

11

Red Oak Capital Fund VI, LLC

Statements of Cash Flows

(Unaudited)

	For the Six Months Ending June 30
	2024	2023

Cash flows from operating activities:
Net income (loss)	$14,177	$(1,178,836)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Accretion of loan origination income	(128,020)	-
Amortization of debt issuance costs	213,849	56,459
Provision for loan losses	108,000	-

Change in other operating assets and liabilities:
Net change in interest receivable	(208,578)	(2)
Net change in due from affiliates	(33,512)	(90,000)
Net change in accounts receivable	(370)	-
Net change in prepaid bond interest	(21,459)	135,470
Net change in bond interest payable	66,518	436,986
Net change in due to affiliates	110,453	324,266
Net change in accounts payable	44,667	43,163
Net change in other liabilities	-	36,264
Net change in management fees payable	(68,620)	-

Net cash provided by (used in) operating activities	97,105	(236,230)

Cash flows from investing activities:
Mortgage notes issued	(16,018,500)	(7,840,000)
Mortgage notes repaid	400,000	-
Mortgage note participations	1,750,000	-
Loan interest reserves	879,899	600,000
Loan construction reserve additions	6,104,211	536,553
Loan construction reserve drawdowns	(5,947,435)	-

Net cash provided by (used in) investing activities	(12,831,825)	(6,703,447)

Cash flows from financing activities:
Capital contributions, including contributions received in advance	1,340,760	9,831,000
Capital distributions, net of distributions payable	(853,176)	-
Syndication costs	(47,633)	(633,254)
Proceeds from Series A Bonds	771,000	17,771,000
Proceeds from Series A R-Bonds	100,000	160,000
Payment of debt issuance costs	(66,858)	(1,469,932)

Net cash provided by (used in) financing activities	1,244,093	25,658,814

Net change in cash, cash equivalents, and restricted cash	(11,490,627)	18,719,137

Cash, cash equivalents, and restricted cash, beginning of period	16,760,746	-

Cash, cash equivalents, and restricted cash, end of period	$5,270,119	$18,719,137

Supplemental disclosures of cash flow information:
Interest paid	$1,123,380	$-
Preferred distributions accumulated but unpaid to Series A Unitholders	$385,050	$-

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Red Oak Capital Fund VI, LLC Notes to Financial Statements June 30, 2024 and December 31, 2023

1. Organization

Red Oak Capital Fund VI, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and Red Oak Capital Holdings, LLC is the sponsor. The Managing Member owns 100% of the Common Units and effectively controls all aspects of the Company.

The Company formed on June 10, 2021 and commenced operations on January 23, 2023. As of June 30, 2024, the Company has raised $19.25 million of Series A Preferred Membership Interests (the “Series A Units”), $28.68 million of Series A Unsecured Bonds (the “A Bonds”) and $0.53 million of Series Ra Unsecured Bonds (the “Ra Bonds”, collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including inflation and geopolitical developments. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements June 30, 2024 and December 31, 2023

2. Significant accounting policies (continued)

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation or Securities Investor Protection Corporation limitations.

The Company follows ASU 2016-08, "Restricted Cash", which requires presentation of a reconciliation of the total amount of cash, cash equivalents, and restricted cash in the cash flow statement to amounts presented in the balance sheet. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance that sum to the total of the same such amounts shown in the statement of cash flows as of June 30, 2024 and December 31, 2023:

	06/30/2024	12/31/2023
Cash and cash equivalents	$5,270,119	$15,698,146
Restricted cash – bond service reserve	-	1,062,600
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$5,270,119	$16,760,746

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable will have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Allowance for credit losses

The Company will recognize an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance will be based on the credit losses expected to arise over the life of the asset (contractual term), which includes consideration of prepayments and based on the Company’s expectations as of the balance sheet date.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements June 30, 2024 and December 31, 2023

2. Significant accounting policies (continued)

The Company utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs. As of June 30, 2024 and December 31, 2023, net provisions for loan losses were $108,000 and $0, respectively.

Credit Quality Indicators

The Company analyzes its loans based on the internal credit risk grading process. Internal credit risk grading process includes a process that evaluates, among other things: (i) the borrower’s ability to repay; (ii) the underlying collateral; (iii) the risk inherent to a particular commercial real estate sector; and (iv) the risk endemic to the market and geography in which the borrower operates.

The Company assigns weights to a number of standard risk factors that apply across the portfolio. The weightings are based on management’s experience in the bridge lending credit market and have been specifically tailored to the offered loan products. These include loan to value (LTV), sector risk, market risk, sponsor risk and debt service coverage ratio (DSCR). In addition, subjective risk factors, including borrower past performance, borrower management / business plan performance, macroeconomic trends and other relevant facts or trends are analyzed in conjunction with standard factors to provide enhancement or diminution to the credit profile of the loan. This analysis provides for a stratification of the loan portfolio across the following internal grades:

1.	Prime – minimal probability of default
2.	Pass – low probability of default
3.	Low pass – material probability of default
4.	Watch – significant probability of default
5.	Special mention – substantial probability of default
6.	Substandard – more likely than not probability of default
7.	Doubtful – highly likely probability of default
8.	Default / loss – defaulted / expected to default

Accrued Interest Receivable

The Company elected to present the accrued interest receivable balance separately in its balance sheet from the amortized cost of the loan and available for sale securities. Accrued interest receivable was $318,358 and $0 as of June 30, 2024 relating to loans and available for sale securities, respectively.

When management places a loan in non-accrual status and determines that previously accrued interest should be reversed, the write-off of accrued interest receivable is recognized through the reversal of interest income. There were no write-offs of loan accrued interest receivables or available for sale accrued interest receivable during the period ended June 30, 2024.

15

Red Oak Capital Fund VI, LLC Notes to Financial Statements June 30, 2024 and December 31, 2023

2. Significant accounting policies (continued)

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. No loans were in nonaccrual status as of June 30, 2024 or December 31, 2023.

The Company will place a loan on non-accrual status for financial accounting purposes on the same date the loan is put into default status. A loan will formally go into default when an event of default has occurred as defined in the loan agreement, a notice of default has been sent to the borrower, and the borrower has not cured the default within the allotted period provided in the notice of default. Exceptions to the non-accrual policy may be made when the collateral value significantly exceeds the outstanding principal and accrued interest of the loan. Additionally, when the nature of the default does not materially impact the likelihood of collection, management may determine that non-accrual status is not appropriate.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $128,020 and $0 for the periods ending June 30, 2024 and June 30, 2023, respectively, which is included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $40.2 million and $26.2 million, presented net of $0.36 million and $0.36 million of unamortized deferred loan origination income and $108,000 and $0 of loan loss reserves as of June 30, 2024 and December 31, 2023, respectively.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. Each member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to members in amounts adequate to meet their tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, as amended by Accounting Standards Update 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

16

Red Oak Capital Fund VI, LLC Notes to Financial Statements June 30, 2024 and December 31, 2023

2. Significant accounting policies (continued)

As of June 30, 2024 and December 31, 2023, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2024 and June 30, 2023, no amount of interest and penalties related to uncertain tax positions was recognized in the Statement of Operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3. Allocation of net income and loss

As described in more detail in Article VII of the Operating Agreement, the Net Profits and Net Losses of the Company (and to the extent necessary, any allocable items of gross income, gain, loss and expense includable in the computation of Net Profits and Net Losses) shall be allocated among all Unitholders in such a manner that, as of the end of the taxable year or other relevant period, and to the extent possible, the Capital Account of each Unitholder shall be equal to (1) the net amount which would be distributed to such Unitholder if the Company were to liquidate the assets of the Company for an amount equal to their Adjusted Book Value, pay all liabilities of the Company (limited, with respect any nonrecourse liabilities, to the Adjusted Book Value of the assets securing such nonrecourse liabilities), and distribute the proceeds in liquidation in accordance with Section 10.2(a), minus (2) the Unitholder’s share of Company Minimum Gain and Unitholder Minimum Gain.

4. Related party transactions

The Company will pay an annual management fee, calculated and payable on a quarterly basis, in advance, to the Managing Member. The management fee is based on an annual rate of 1.00% of (i) all capital contributions of the Unitholders, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument then held, including loans secured by real estate owned as a result of borrower default. For the periods ended June 30, 2024 and June 30, 2023, the Company incurred management fees of $241,432 and $62,767, respectively. As of June 30, 2024 and December 31, 2023, management fees that remained payable to the Managing Member were $0 and $68,620, respectively.

17

Red Oak Capital Fund VI, LLC Notes to Financial Statements June 30, 2024 and December 31, 2023

4. Related party transactions (continued)

The Company will pay organization fees, calculated and payable at every closing, to the Managing Member. The organization fee is calculated as 2.00% of gross capital contributed by the Unitholders and the gross principal outstanding of all Bonds. For the periods ended June 30, 2024 and June 30, 2023, $30,560 and $551,040 of organization fees were incurred, respectively. As of June 30, 2024, and December 31, 2023, zero organization fees were payable to the Managing Member.

The Company will pay a disposition fee to the Managing Member in the amount of 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. No disposition fees were accrued or paid during the periods ended June 30, 2024 and June 30, 2023.

For certain mortgage loans held by the Company, the Company will pay an annual merchant banking fee, loan servicing fee, and loan administration fee (collectively, the “Loan Service Fees”), each calculated and payable to the Managing Member monthly, in arrears, in amounts equal to 0.25%, 0.125%, and 0.125%, respectively, of the outstanding principal of such mortgage loans. For the periods ended June 30, 2024 and June 30, 2023, the Company incurred Loan Service Fees of $16,720 and $0, respectively.

5. Mortgage loans receivable

Mortgage loans receivable as of June 30, 2024 and December 31, 2023 are comprised of the following:

	06/30/2024	12/31/2023
Mortgage loans receivable	$40,200,000	$26,200,000
Deferred origination fees	(359,558)	(356,077)
Loan loss reserve	(108,000)	-
Mortgage loans receivable, held for investment, net	$39,732,442	$25,843,923

The below table summarizes mortgage loans receivable by credit quality indicators at June 30, 2024 and December 31, 2023:

Indicator	6/30/2024	12/31/2023
Prime	$-	$-
Pass	9,677,005	-
Low pass	5,670,833	-
Watch	24,384,604	25,843,923
Special mention	-	-
Substandard	-	-
Doubtful	-	-
Default/loss	-	-
Total	$39,732,442	$25,843,923

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Red Oak Capital Fund VI, LLC Notes to Financial Statements June 30, 2024 and December 31, 2023

5. Mortgage loans receivable (continued)

As of June 30, 2024 and December 31, 2023, the Company held approximately $39.7 million and $25.8 million of mortgage loans receivable, net, respectively. At June 30, 2024, this consisted of five mortgage loans with an interest rate weighted average of 9.32% and additional paid-in-kind interest rate weighted average of 0.31%, with maturities ranging from March 31, 2025 to May 31, 2026. The notes carry an original maturity of twelve to twenty-four months with two optional six-month extensions. At December 31, 2023, this consisted of three mortgage loans with an interest rate weighted average of 9.66% and additional paid-in-kind interest rate weighted average of 0.42%, with a maturities ranging from June 30, 2025 to December 31, 2025. The Company earned and accrued $1,745,412 and $2,444 of mortgage loan interest income and $62,325 and $0 of paid-in-kind (“PIK”) interest income during the periods ending June 30, 2024 and June 30, 2023, respectively.

In accordance with current loan agreements, borrowers must fund a loan interest reserve account with six to twelve months of interest payments. As of June 30, 2024 and December 31, 2023, the loan interest reserve account, including prepaid interest, contained $1,738,706 and $858,807, respectively. Additionally, the Company holds certain construction funds on behalf of the borrower which are then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of June 30, 2024 and December 31, 2023, the loan construction reserve account contained $785,850 and $629,074, respectively.

On June 30, 2023, the Company entered into a loan agreement with Hill Island CHP SPV LLC, a Delaware limited liability company, to provide an $8.0 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 11.0% and an initial maturity date of June 30, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a single-story office building located in Sacramento, CA.

On August 4, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with Hill Island CHP SPV LLC equal to approximately 5.6% of a $8.0 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $450,000.

On December 1, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with Hill Island CHP SPV LLC equal to approximately 25% of a $8.0 million senior secured loan to Milestone Bank, a Utah corporation, for a purchase price of $2.0 million.

On December 15, 2023, the Company entered into a loan agreement with Ocean Shores Property Owner, LLC, a Delaware limited liability company, to provide an $7.7 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 9.5% and an initial maturity date of December 31, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a multifamily apartment complex located in the state of Mississippi.

On December 15, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 10.4% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $800,000.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements June 30, 2024 and December 31, 2023

5. Mortgage loans receivable (continued)

On December 19, 2023, the Company entered into a loan agreement with DE Gateway Center Other Units LLC, a Delaware limited liability company, to provide an $14.5 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 10.0% and an initial maturity date of December 31, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is shopping center located in the state of Michigan.

On December 19, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 5.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $750,000.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.2% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $325,000.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 2.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $325,000.

On March 14, 2024, the Company entered into a loan agreement with Panda High Plains Hemp Gin Real Estate, LLC, a Delaware limited liability company, to provide a $10.15 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of 30-day SOFR rate plus 525 basis points, which equated to an all-in rate of 10.5% at time of closing. The loan matures on March 31, 2025, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is an industrial manufacturing plant located in Texas.

On May 17, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 5.8% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $450,000.

On June 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.6% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $350,000.

On June 11, 2024, the Company entered into a loan agreement with McKinney Capital Hermosa Partners LLC, a California limited liability company, to provide a $6.0 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of 30-day SOFR rate plus 575 basis points, which equated to an all-in rate of 11.125% at time of closing. The loan matures on May 31, 2026, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is located in the state of California and consists of a hotel and multifamily apartments.

On June 28, 2024, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with McKinney Capital Hermosa Partners LLC equal to approximately 5.0% of a $6.0 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $300,000.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements June 30, 2024 and December 31, 2023

5. Mortgage loans receivable (continued)

In accordance with the Company’s participation agreements, the lenders shall split all interest payments and fees from the loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender, responsible for servicing of the loan. The Company shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the participation agreement. Through June 30, 2024, all minority participations have been sold at par.

6. Bonds payable

During the period ended June 30, 2024, the Company issued $0.77 million and $0.10 million of A Bonds and Ra Bonds (collectively, the “Bonds”), respectively. During the period ended June 30, 2023, the Company issued $17.77 million and $0.16 million of A Bonds and Ra Bonds, respectively. The Bonds are unsecured obligations and rank junior to senior secured indebtedness. The maturity date of the Bonds is December 31, 2028. The Company has incurred debt issuance costs related to the bond offerings, and such costs have been capitalized and are amortized through the maturity of each bond series, as applicable. As of June 30, 2024 and December 31, 2023, the total debt issuance costs incurred by the Company were approximately $2.38 million and $2.31 million, respectively. During the periods ended June 30, 2024 and June 30, 2023, $213,849 and $56,459 were amortized to bond interest expense, respectively.

Bonds payable as of June 30, 2024 and December 31, 2023 are comprised of the following:

	06/30/2024	12/31/2023
Series A Bonds payable, gross	$28,677,000	$27,906,000
Series Ra Bonds payable, gross	530,000	430,000
Debt issuance costs (unamortized balance)	(1,940,218)	(2,087,208)
Total bonds payable, net	$27,266,782	$26,248,792

The Company executes quarterly interest payments to the A and Ra bondholders at a rate of 8.00% and 8.65% per annum, respectively. For the periods ended June 30, 2024 and June 30, 2023, the Company incurred bond interest expense of $1,379,765 and $493,445, respectively. Additionally, certain bondholders have prepaid bond interest for the period from the first date of the quarter prior to their bond purchase through the bond closing date. Such prepayment entitles these bondholders to a full quarterly interest payment. During the periods ended June 30, 2024 and June 30, 2023, $2,539 and $135,470 of interest was prepaid by bondholders, respectively. Prepaid bond interest payable of $0 and $21,459 remained outstanding at June 30, 2024 and December 31, 2023, respectively.

In accordance with the Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. As required, the Company will keep 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of January 23, 2023. As of June 30, 2024, the cash balance held at UMB Bank was no longer deemed as restricted and can be released to the Company.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements June 30, 2024 and December 31, 2023

6. Bonds payable (continued)

The A and Ra Bonds will be redeemable beginning January 1, 2027. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $800 plus any accrued but unpaid interest on the Bond.

The Company’s obligation to redeem bonds in any given year pursuant to this Optional Redemption is limited to 15% of the outstanding principal balance of the Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Optional Redemption will occur in the order that notices are received.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2024	$-
2025	-
2026	-
2027	-
2028	29,207,000
Total bonds payable, gross	$29,207,000

7. Member’s capital

The Company has two classes of membership interests, Common Units and Series A Units. Common Units hold 100% of the voting interests. For the periods ended June 30, 2024 and June 30, 2023, the Managing Member, as sole holder of the Common Units, made no capital contributions and received no distributions. As of June 30, 2024, the Managing Member held approximately 1 Common Unit.

Red Oak Capital Holdings, LLC, the Company’s Sponsor, has committed to contribute $1.5 million in exchange for 6,000 Common Units in the Company, which may be called at time and in amounts in the discretion of the Managing Member.

For the periods ended June 30, 2024 and June 30, 2023, capital contributions by Series A Unitholders totaled $0.66 million and $9.62 million, respectively. As of June 30, 2024 and December 31, 2023, the Series A Unitholders held 19,249 and 18,592 Series A Units, respectively.

For the periods ended June 30, 2024 and June 30, 2023, capital distributions totaled $766,926 and $0, respectively, which included accumulating but unpaid preferred distributions of $385,050 and $0, respectively. See Note 9. The Company makes quarterly preferred return payments to the Series A Unitholders at a rate of 8.00% per annum.

The Company also anticipates making one additional annual preferred return payment to the Series A Unitholders at a rate of 1.5% per annum. Any excess cash available for distribution will be distributed to the Common Unitholders. Additionally, certain Series A Unitholders have prepaid their preferred return for the period from the first date of the quarter prior to their unit purchase through the equity closing date. Such prepayment entitles these unitholders to a full quarterly preferred return payment. During the periods ended June 30, 2024 and June 30, 2023, $140 and $64,268 of preferred return was prepaid by unitholders, respectively. Prepaid Series A preferred return payable of $0 and $17,408 remained outstanding at June 30, 2024 and December 31, 2023, respectively, and is included in distributions payable.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements June 30, 2024 and December 31, 2023

7. Member’s capital (continued)

Series A Units are redeemable beginning on the third anniversary of the first issuance of Series A Units to the holder. Once the Company receives written notice from the unitholder, it will have 90 days from the date such notice is provided to redeem the holder’s Series A Units at a price per unit equal to (i) $800 if the notice is received on or after the date of the third anniversary but prior to the fourth anniversary, and (ii) $1,000 if the notice is received on or after the fourth anniversary, plus any accrued but unpaid preferred return payments.

The Company’s obligation to redeem the Series A Units in any given year pursuant to this optional redemption is limited to 30% of the outstanding Series A Units on January 1st of the applicable year. The Company also has the right to delay or suspend Series A Unit redemptions if the Manager determines that the payment of the redemptions would harm remaining Unitholders, cause a default or violate covenants with any credit facilities of the Company, or materially impair the Company's ability to operate. Unit redemptions pursuant to the optional redemption will occur in the order that notices are received.

8. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

9. Subsequent events

On July 18, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.71% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $362,500.

On July 23, 2024, the Company executed a quarterly interest payment to the Bondholders in the amount of $585,001. The interest payment covered all interest accrued from April 1, 2024 through June 30, 2024.

On July 23, 2024, the Company executed a quarterly preferred distribution to the Series A Unitholders in the amount of $384,980, which covered all accrued but unpaid preferred distributions from April 1, 2024 through June 30, 2024.

On July 26, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 11.69% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $900,000.

On August 29, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 3.25% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $250,000.

The financial statements were approved by management and available for issuance on September 27, 2024. Subsequent events have been evaluated through this date.

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Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund VI, LLC

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund VI, LLC

(3)(a)	Form of Indenture

(3)(b)	Form of A Bond

(3)(c)	Form of Ra Bond

(4)	Subscription Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte of North Carolina on September 27, 2024.

RED OAK CAPITAL FUND VI, LLC,

a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager
(Principal Executive Officer)

By:	/s/ Thomas McGovern
Name:	Thomas McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager
(Principal Financial Officer and Principal Accounting Officer)

25